Chubb Group of Insurance Companies DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059
COMPANY ASSET PROTECTION BOND
NAME OF ASSURED (including its Subsidiaries): Bond
Number: 81906663

TAIWAN GREATER CHINA FUND
  FEDERAL INSURANCE
COMPANY
C/O BROWN BROTHERS HARRIMAN & CO. Incorporated
under the laws of Indiana
BOSTON, MA 02109 a stock insurance
company herein called the COMPANY
Capital Center,
251 North Illinois, Suite 1100
Indianapolis, IN
46204-1927

ITEM 1. BOND PERIOD: from  12:01 a.m. on June 12,
2006
to  12:01 a.m. on June 12, 2007
ITEM 2. LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:
If “Not Covered” is inserted below opposite any
specified INSURING CLAUSE, such INSURING CLAUSE and
any other reference shall be deemed to be deleted.
There shall be no deductible applicable to any loss
under INSURING CLAUSE 1. sustained by any Investment
Company.
DEDUCTIBLE
INSURING CLAUSE LIMIT OF
LIABILITY  AMOUNT
1. Employee $ 1,000,000  $ 50,000
2. On Premises $ 1,000,000 $ 50,000
3. In Transit $ 1,000,000 $ 50,000
4. Forgery or Alteration $ 1,000,000 $ 50,000
5. Extended Forgery $ 1,000,000 $ 50,000
6. Counterfeit Money $ 1,000,000 $ 50,000
7. Threats to Person $ NOT COVERED $ NOT COVERED
8. Computer System $ 1,000,000 $ 50,000
9. Voice Initiated Funds Transfer Instruction $
1,000,000 $ 50,000
10 Uncollectible Items of Deposit $ 25,000 $ 5,000
11. Audit Expense $ 25,000 $ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Revise Item 2., 2) Delete Valuation-Other Property Endorsement,
3) Compliance with Applicable Trade Sanction Laws, 4) Termination-
Nonrenewal-Notice, 5) Stop Payment Order Or Refusal to Pay Check
Endorsement, 6) Unauthorized Signature Endorsement

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersi
gned by

Authorized Representative

Form 17-02-1320 (Ed. XX-XX) Page 2 of 2
ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

The COMPANY, in consideration of payment of the required
premium, and in reliance on the APPLICATION and all other
statements made and information furnished to the COMPANY by
the ASSURED, and subject to the DECLARATIONS made a part of
this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:
Insuring Clauses

Employee
1. Loss resulting directly from Larceny or
Embezzlement committed by any Employee, alone or
in collusion with others.

On Premises
2. Loss of Property resulting directly from robbery,
burglary, false pretenses, common law or statutory
larceny, misplacement, mysterious unexplainable
disappearance, damage, destruction or removal,
from the possession, custody or control of the
ASSURED, while such Property is lodged or
deposited at premises located anywhere.

In Transit
3. Loss of Property resulting directly from common
law or statutory larceny, misplacement, mysterious
unexplainable disappearance, damage or
destruction, while the Property is in transit
anywhere:
a. in an armored motor vehicle, including
loading and unloading thereof,
b. in the custody of a natural person
acting as a messenger of the ASSURED,
or
c. in the custody of a Transportation
Company and being transported in a
conveyance other than an armored motor
vehicle provided, however, that
covered Property transported in such
manner is limited to the following:
(1) written records,
(2) securities issued in registered
form, which are not endorsed or are
restrictively endorsed, or
(3) negotiable instruments not payable
to bearer, which are not endorsed
or are restrictively endorsed.
Coverage under this INSURING CLAUSE begins
immediately on the receipt of such
Property by the natural person or
Transportation Company and ends
immediately on delivery to the premises of
the addressee or to any representative of
the addressee located anywhere.
Insuring Clauses
(continued)

Forgery Or
Alteration
4. Loss resulting directly from:
a. Forgery on, or fraudulent material
alteration of, any bills of exchange,
checks, drafts, acceptances,
certificates of deposits, promissory
notes, due bills, money orders, orders
upon public treasuries, letters of
credit, other written promises, orders
or directions to pay sums certain in
money, or receipts for the withdrawal
of Property, or
b. transferring, paying or delivering any
funds or other Property, or
establishing any credit or giving any
value in reliance on any written
instructions, advices or applications
directed to the ASSURED authorizing or
acknowledging the transfer, payment,
delivery or receipt of funds or other
Property, which instructions, advices
or applications fraudulently purport
to bear the handwritten signature of
any customer of the ASSURED, or
shareholder or subscriber to shares of
an Investment Company, or of any
financial institution or Employee but
which instructions, advices or
applications either bear a Forgery or

have been fraudulently materially
altered without the knowledge and
consent of such customer, shareholder,
subscriber, financial institution or
Employee;
excluding, however, under this INSURING
CLAUSE any loss covered under INSURING
CLAUSE 5. of this Bond, whether or not
coverage for INSURING CLAUSE 5. is
provided for in the DECLARATIONS of this
Bond.
For the purpose of this INSURING CLAUSE, a
mechanically reproduced facsimile
signature is treated the same as a
handwritten signature.
Extended Forgery
5. Loss resulting directly from the ASSURED having,
in good faith, and in the ordinary course of
business, for its own account or the account of
others in any capacity:
a. acquired, accepted or received,
accepted or received, sold or
delivered, or given value, extended
credit or assumed liability, in
reliance on any original Securities,
documents or other written instruments
which prove to:
(1) bear a Forgery or a fraudulently
material alteration,
(2) have been lost or stolen, or
(3) be Counterfeit, or
b. guaranteed in writing or witnessed any
signatures on any transfer,
assignment, bill of sale, power of
attorney, guarantee, endorsement or
other obligation upon or in connection
with any Securities, documents or
other written instruments.
Actual physical possession, and continued
actual physical possession if taken as
collateral, of such Securities, documents
or other written instruments by an
Employee, Custodian, or a Federal or State
chartered deposit institution of the
ASSURED is a condition precedent to the
ASSURED having relied on such items.
Release or return of such collateral is an
acknowledgment by the ASSURED that it no
longer relies on such collateral.
Insuring Clauses

Extended Forgery
(continued)
For the purpose of this INSURING CLAUSE, a
mechanically reproduced facsimile signature is
treated the same as a handwritten signature.

Counterfeit Money
6. Loss resulting directly from the receipt by the
ASSURED in good faith of any Counterfeit money.

Threats To Person
7. Loss resulting directly from surrender of Property
away from an office of the ASSURED as a result of
a threat communicated to the ASSURED to do bodily
harm to an Employee as defined in Section 1.e.
(1), (2) and (5), a Relative or invitee of such
Employee, or a resident of the household of such
Employee, who is, or allegedly is, being held
captive provided, however, that prior to the
surrender of such Property:
a. the Employee who receives the threat has made a
reasonable effort to notify an officer of the
ASSURED who is not involved in such threat, and
b. the ASSURED has made a reasonable effort to
notify the Federal Bureau of Investigation and
local law enforcement authorities concerning
such threat.
It is agreed that for purposes of this INSURING
CLAUSE, any Employee of the ASSURED, as set forth
in the preceding paragraph, shall be deemed to be
an ASSURED hereunder, but only with respect to the
surrender of money, securities and other tangible
personal property in which such Employee has a
legal or equitable interest.

Computer System
8. Loss resulting directly from fraudulent:
a. entries of data into, or
b. changes of data elements or programs within,
a Computer System, provided the fraudulent entry
or change causes:
(1) funds or other property to be transferred,
paid or delivered,
(2) an account of the ASSURED or of its
customer to be added, deleted, debited or
credited, or
(3) an unauthorized account or a fictitious
account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated
Funds Transfer
Instruction
9. Loss resulting directly from Voice Initiated Funds
Transfer Instruction directed to the ASSURED
authorizing the transfer of dividends or
redemption proceeds of Investment Company shares
from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:
a. received at the ASSURED'S offices by those
Employees of the ASSURED specifically
authorized to receive the Voice Initiated Funds
Transfer Instruction,
b. made by a person purporting to be a Customer,
and
c. made by said person for the purpose of causing
the ASSURED or Customer to sustain a loss or
making an improper personal financial gain for
such person or any other person.
In order for coverage to apply under this INSURING
CLAUSE, all Voice Initiated Funds Transfer
Instructions must be received and processed in
accordance with the Designated Procedures outlined
in the APPLICATION furnished to the COMPANY.

Uncollectible Items
of Deposit
10. Loss resulting directly from the ASSURED having
credited an account of a customer, shareholder or
subscriber on the faith of any Items of Deposit
which prove to be uncollectible, provided that the
crediting of such account causes:
a. redemptions or withdrawals to be permitted,
b. shares to be issued, or
c. dividends to be paid,
from an account of an Investment Company.
In order for coverage to apply under this INSURING
CLAUSE, the ASSURED must hold Items of Deposit for
the minimum number of days stated in the
APPLICATION before permitting any redemptions or
withdrawals, issuing any shares or paying any
dividends with respect to such Items of Deposit.
Items of Deposit shall not be deemed uncollectible
until the ASSURED'S standard collection procedures
have failed.

Audit Expense
11. Expense incurred by the ASSURED for that part of
the cost of audits or examinations required by any
governmental regulatory authority or self-
regulatory organization to be conducted by such
authority, organization or their appointee by
reason of the discovery of loss sustained by the
ASSURED and covered by this Bond.

General Agreements

Additional
Companies Included
As Assured
A. If more than one corporation, or Investment
Company, or any combination of them is included as
the ASSURED herein:
(1) The total liability of the COMPANY under this
Bond for loss or losses sustained by any one or
more or all of them shall not exceed the limit
for which the COMPANY would be liable under
this Bond if all such loss were sustained by
any one of them.

(2) Only the first named ASSURED shall be deemed to
be the sole agent of the others for all
purposes under this Bond, including but not
limited to the giving or receiving of any
notice or proof required to be given and for
the purpose of effecting or accepting any
amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company
with a copy of the Bond and with any amendment
thereto, together with a copy of each formal
filing of claim by any other named ASSURED and
notification of the terms of the settlement of
each such claim prior to the execution of such
settlement.
(3) The COMPANY shall not be responsible for the
proper application of any payment made
hereunder to the first named ASSURED.
(4) Knowledge possessed or discovery made by any
partner, director, trustee, officer or
supervisory employee of any ASSURED shall
constitute knowledge or discovery by all the
ASSUREDS for the purposes of this Bond.
(5) If the first named ASSURED ceases for any
reason to be covered under this Bond, then the
ASSURED next named on the APPLICATION shall
thereafter be considered as the first named
ASSURED for the purposes of this Bond.

Representation Made
By Assured
B. The ASSURED represents that all information it has
furnished in the APPLICATION for this Bond or
otherwise is complete, true and correct. Such
APPLICATION and other information constitute part
of this Bond.
The ASSURED must promptly notify the COMPANY of
any change in any fact or circumstance which
materially affects the risk assumed by the COMPANY
under this Bond.
Any intentional misrepresentation, omission,
concealment or incorrect statement of a material
fact, in the APPLICATION or otherwise, shall be
grounds for recision of this Bond.

General Agreements
(continued)

Additional Offices
Or Employees -
Consolidation,
Merger Or Purchase
Or Acquisition Of
Assets Or
Liabilities -
Notice To Company
C. If the ASSURED, other than an Investment Company,
while this Bond is in force, merges or
consolidates with, or purchases or acquires assets
or liabilities of another institution, the ASSURED
shall not have the coverage afforded under this
Bond for loss which has:
(1) occurred or will occur on premises, or
(2) been caused or will be caused by an employee,
or
(3) arisen or will arise out of the assets or
liabilities,
of such institution, unless the ASSURED:
a. gives the COMPANY written notice of the
proposed consolidation, merger or purchase or
acquisition of assets or liabilities prior to
the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to
extend some or all of the coverage provided by
this Bond to such additional exposure, and
c. on obtaining such consent, pays to the COMPANY
an additional premium.

Change Of Control -
Notice To Company
D. When the ASSURED learns of a change in control
(other than in an Investment Company), as set
forth in Section 2(a) (9) of the Investment
Company Act of 1940, the ASSURED shall within
sixty (60) days give written notice to the COMPANY
setting forth:
(1) the names of the transferors and transferees
(or the names of the beneficial owners if the
voting securities are registered in another
name),
(2) the total number of voting securities owned by
the transferors and the transferees (or the
beneficial owners), both immediately before and
after the transfer, and
(3) the total number of outstanding voting
securities.
Failure to give the required notice shall result
in termination of coverage for any loss involving
a transferee, to be effective on the date of such
change in control.

Court Costs And
Attorneys’ Fees
E. The COMPANY will indemnify the ASSURED for court
costs and reasonable attorneys' fees incurred and
paid by the ASSURED in defense, whether or not
successful, whether or not fully litigated on the
merits and whether or not settled, of any claim,
suit or legal proceeding with respect to which the
ASSURED would be entitled to recovery under this
Bond. However, with respect to INSURING CLAUSE
1., this Section shall only apply in the event
that:
(1) an Employee admits to being guilty of Larceny
or Embezzlement,
(2) an Employee is adjudicated to be guilty of
Larceny or Embezzlement, or

General Agreements

Court Costs And
Attorneys’ Fees
(continued)
(3) in the absence of 1 or 2 above, an arbitration
panel agrees, after a review of an agreed
statement of facts between the COMPANY and the
ASSURED, that an Employee would be found guilty
of Larceny or Embezzlement if such Employee
were prosecuted.

The ASSURED shall promptly give notice to the
COMPANY of any such suit or legal proceeding and
at the request of the COMPANY shall furnish copies
of all pleadings and pertinent papers to the
COMPANY. The COMPANY may, at its sole option,
elect to conduct the defense of all or part of
such legal proceeding. The defense by the COMPANY
shall be in the name of the ASSURED through
attorneys selected by the COMPANY. The ASSURED
shall provide all reasonable information and
assistance as required by the COMPANY for such
defense.
If the COMPANY declines to defend the ASSURED, no
settlement without the prior written consent of
the COMPANY nor judgment against the ASSURED shall
determine the existence, extent or amount of
coverage under this Bond.
If the amount demanded in any such suit or legal
proceeding is within the DEDUCTIBLE AMOUNT, if
any, the COMPANY shall have no liability for court
costs and attorney's fees incurred in defending
all or part of such suit or legal proceeding.
If the amount demanded in any such suit or legal
proceeding is in excess of the LIMIT OF LIABILITY
stated in ITEM 2. of the DECLARATIONS for the
applicable INSURING CLAUSE, the COMPANY'S
liability for court costs and attorney's fees
incurred in defending all or part of such suit or
legal proceedings is limited to the proportion of
such court costs and attorney's fees incurred that
the LIMIT OF LIABILITY stated in ITEM 2. of the
DECLARATIONS for the applicable INSURING CLAUSE
bears to the total of the amount demanded in such
suit or legal proceeding.
If the amount demanded is any such suit or legal
proceeding is in excess of the DEDUCTIBLE AMOUNT,
if any, but within the LIMIT OF LIABILITY stated
in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court
costs and attorney's fees incurred in defending
all or part of such suit or legal proceedings
shall be limited to the proportion of such court
costs or attorney's fees that the amount demanded
that would be payable under this Bond after
application of the DEDUCTIBLE AMOUNT, bears to the
total amount demanded.
Amounts paid by the COMPANY for court costs and
attorneys' fees shall be in addition to the LIMIT
OF LIABILITY stated in ITEM 2. of the
DECLARATIONS.

Conditions And
Limitations

Definitions
1. As used in this Bond:
a. Computer System means a computer and all input,
output, processing, storage, off-line media
libraries, and communication facilities which
are connected to the computer and which are
under the control and supervision of the
operating system(s) or application(s) software
used by the ASSURED.
b. Counterfeit means an imitation of an actual
valid original which is intended to deceive and
be taken as the original.
c. Custodian means the institution designated by
an Investment Company to maintain possession
and control of its assets.
d. Customer means an individual, corporate,
partnership, trust customer, shareholder or
subscriber of an Investment Company which has a
written agreement with the ASSURED for Voice
Initiated Funds Transfer Instruction.
e. Employee means:
(1) an officer of the ASSURED,
(2) a natural person while in the regular
service of the ASSURED at any of the
ASSURED'S premises and compensated directly
by the ASSURED through its payroll system
and subject to the United States Internal
Revenue Service Form W-2 or equivalent
income reporting plans of other countries,
and whom the ASSURED has the right to
control and direct both as to the result to
be accomplished and details and means by
which such result is accomplished in the
performance of such service,
(3) a guest student pursuing studies or
performing duties in any of the ASSURED'S
premises,
(4) an attorney retained by the ASSURED and an
employee of such attorney while either is
performing legal services for the ASSURED,
(5) a natural person provided by an employment
contractor to perform employee duties for
the ASSURED under the ASSURED'S supervision
at any of the ASSURED'S premises,
(6) an employee of an institution merged or
consolidated with the ASSURED prior to the
effective date of this Bond,
(7) a director or trustee of the ASSURED, but
only while performing acts within the scope
of the customary and usual duties of any
officer or other employee of the ASSURED or
while acting as a member of any committee
duly elected or appointed to examine or
audit or have custody of or access to
Property of the ASSURED, or
Conditions And
Limitations

Definitions
(continued)
(8) each natural person, partnership or corporation
authorized by written agreement with the
ASSURED to perform services as electronic data
processor of checks or other accounting records
related to such checks but only while such
person, partnership or corporation is actually
performing such services and not:
a. creating, preparing, modifying or
maintaining the ASSURED'S computer software
or programs, or
b. acting as transfer agent or in any other
agency capacity in issuing checks, drafts
or securities for the ASSURED,
(9) any partner, officer or employee of an
investment advisor, an underwriter
(distributor), a transfer agent or shareholder
accounting recordkeeper, or an administrator,
for an Investment Company while performing acts
coming within the scope of the customary and
usual duties of an officer or employee of an
Investment Company or acting as a member of any
committee duly elected or appointed to examine,
audit or have custody of or access to Property
of an Investment Company.
The term Employee shall not include any
partner, officer or employee of a transfer
agent, shareholder accounting recordkeeper or
administrator:
a. which is not an “affiliated person” (as
defined in Section 2(a) of the Investment
Company Act of 1940) of an Investment
Company or of the investment advisor or
underwriter (distributor) of such
Investment Company, or
b. which is a “bank” (as defined in Section
2(a) of the Investment Company Act of
1940).
This Bond does not afford coverage in favor
of the employers of persons as set forth in
e. (4), (5) and (8) above, and upon payment
to the ASSURED by the COMPANY resulting
directly from Larceny or Embezzlement
committed by any of the partners, officers
or employees of such employers, whether
acting alone or in collusion with others,
an assignment of such of the ASSURED'S
rights and causes of action as it may have
against such employers by reason of such
acts so committed shall, to the extent of
such payment, be given by the ASSURED to
the COMPANY, and the ASSURED shall execute
all papers necessary to secure to the
COMPANY the rights provided for herein.
Each employer of persons as set forth in e.(4),
(5) and (8) above and the partners, officers
and other employees of such employers shall
collectively be deemed to be one person for all
the purposes of this Bond; excepting, however,
the fifth paragraph of Section 13.
Independent contractors not specified in e.(4),
(5) or (8) above, intermediaries, agents,
brokers or other representatives of the same
general character shall not be considered
Employees.

Conditions And
Limitations

Definitions
(continued)
f. Forgery means the signing of the name of
another natural person with the intent to
deceive but does not mean a signature which
consists in whole or in part of one's own name,
with or without authority, in any capacity for
any purpose.
g. Investment Company means any investment company
registered under the Investment Company Act of
1940 and listed under the NAME OF ASSURED on
the DECLARATIONS.
h. Items of Deposit means one or more checks or
drafts drawn upon a financial institution in
the United States of America.
i. Larceny or Embezzlement means larceny or
embezzlement as defined in Section 37 of the
Investment Company Act of 1940.
j. Property means money, revenue and other stamps;
securities; including any note, stock, treasury
stock, bond, debenture, evidence of
indebtedness, certificate of deposit,
certificate of interest or participation in any
profit-sharing agreement, collateral trust
certificate, preorganization certificate or
subscription, transferable share, investment
contract, voting trust certificate, certificate
of deposit for a security, fractional undivided
interest in oil, gas, or other mineral rights,
any interest or instruments commonly known as a
security under the Investment Company Act of
1940, any other certificate of interest or
participation in, temporary or interim
certificate for, receipt for, guarantee of, or
warrant or right to subscribe to or purchase
any of the foregoing; bills of exchange;
acceptances; checks; withdrawal orders; money
orders; travelers' letters of credit; bills of
lading; abstracts of title; insurance policies,
deeds, mortgages on real estate and/or upon
chattels and interests therein; assignments of
such policies, deeds or mortgages; other
valuable papers, including books of accounts
and other records used by the ASSURED in the
conduct of its business (but excluding all
electronic data processing records); and, all
other instruments similar to or in the nature
of the foregoing in which the ASSURED acquired
an interest at the time of the ASSURED'S
consolidation or merger with, or purchase of
the principal assets of, a predecessor or which
are held by the ASSURED for any purpose or in
any capacity and whether so held gratuitously
or not and whether or not the ASSURED is liable
therefor.
k. Relative means the spouse of an Employee or
partner of the ASSURED and any unmarried child
supported wholly by, or living in the home of,
such Employee or partner and being related to
them by blood, marriage or legal guardianship.
l. Securities, documents or other written
instruments means original (including original
counterparts) negotiable or non-negotiable
instruments, or assignments thereof, which in
and of themselves represent an equitable
interest, ownership, or debt and which are in
the ordinary course of business transferable by
delivery of such instruments with any necessary
endorsements or assignments.

Conditions And
Limitations

Definitions
(continued)
m. Subsidiary means any organization that, at the
inception date of this Bond, is named in the
APPLICATION or is created during the BOND
PERIOD and of which more than fifty percent
(50%) of the outstanding securities or voting
rights representing the present right to vote
for election of directors is owned or
controlled by the ASSURED either directly or
through one or more of its subsidiaries.
n. Transportation Company means any organization
which provides its own or its leased vehicles
for transportation or which provides freight
forwarding or air express services.
o. Voice Initiated Election means any election
concerning dividend options available to
Investment Company shareholders or subscribers
which is requested by voice over the telephone.
p. Voice Initiated Redemption means any redemption
of shares issued by an Investment Company which
is requested by voice over the telephone.
q. Voice Initiated Funds Transfer Instruction
means any Voice Initiated Redemption or Voice
Initiated Election.
For the purposes of these definitions, the
singular includes the plural and the plural
includes the singular, unless otherwise indicated.

General Exclusions
- Applicable to All
Insuring Clauses
2. This bond does not directly or indirectly cover:
a. loss not reported to the COMPANY in writing
within sixty (60) days after termination of
this Bond as an entirety;
b. loss due to riot or civil commotion outside the
United States of America and Canada, or any
loss due to military, naval or usurped power,
war or insurrection. This Section 2.b.,
however, shall not apply to loss which occurs
in transit in the circumstances recited in
INSURING CLAUSE 3., provided that when such
transit was initiated there was no knowledge on
the part of any person acting for the ASSURED
of such riot, civil commotion, military, naval
or usurped power, war or insurrection;
c. loss resulting from the effects of nuclear
fission or fusion or radioactivity;
d. loss of potential income including, but not
limited to, interest and dividends not realized
by the ASSURED or by any customer of the
ASSURED;
e. damages of any type for which the ASSURED is
legally liable, except compensatory damages,
but not multiples thereof, arising from a loss
covered under this Bond;
f. costs, fees and expenses incurred by the
ASSURED in establishing the existence of or
amount of loss under this Bond, except to the
extent covered under INSURING CLAUSE 11.;
g. loss resulting from indirect or consequential
loss of any nature;

Conditions And
Limitations

General Exclusions
- Applicable to All
Insuring Clauses
(continued)
h. loss resulting from dishonest acts by any
member of the Board of Directors or Board of
Trustees of the ASSURED who is not an Employee,
acting alone or in collusion with others;
i. loss, or that part of any loss, resulting
solely from any violation by the ASSURED or by
any Employee:
(1) of any law regulating:
a. the issuance, purchase or sale of
securities,
b. securities transactions on security or
commodity exchanges or the over the
counter market,
c. investment companies,
d. investment advisors, or
(2) of any rule or regulation made pursuant to
any such law; or
j. loss of confidential information, material or
data;
k. loss resulting from voice requests or
instructions received over the telephone,
provided however, this Section 2.k. shall not
apply to INSURING CLAUSE 7. or 9.

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clause 1.
3. This Bond does not directly or indirectly cover:
a. loss caused by an Employee, provided, however,
this Section 3.a. shall not apply to loss
covered under INSURING CLAUSE 2. or 3. which
results directly from misplacement, mysterious
unexplainable disappearance, or damage or
destruction of Property;
b. loss through the surrender of property away
from premises of the ASSURED as a result of a
threat:
(1) to do bodily harm to any natural person,
except loss of Property in transit in the
custody of any person acting as messenger
of the ASSURED, provided that when such
transit was initiated there was no
knowledge by the ASSURED of any such
threat, and provided further that this
Section 3.b. shall not apply to INSURING
CLAUSE 7., or
(2) to do damage to the premises or Property of
the ASSURED;
c. loss resulting from payments made or
withdrawals from any account involving
erroneous credits to such account;
d. loss involving Items of Deposit which are not
finally paid for any reason provided however,
that this Section 3.d. shall not apply to
INSURING CLAUSE 10.;
e. loss of property while in the mail;

Conditions And
Limitations

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clause 1.
(continued)
f. loss resulting from the failure for any reason
of a financial or depository institution, its
receiver or other liquidator to pay or deliver
funds or other Property to the ASSURED provided
further that this Section 3.f. shall not apply
to loss of Property resulting directly from
robbery, burglary, misplacement, mysterious
unexplainable disappearance, damage,
destruction or removal from the possession,
custody or control of the ASSURED.
g. loss of Property while in the custody of a
Transportation Company, provided however, that
this Section 3.g. shall not apply to INSURING
CLAUSE 3.;
h. loss resulting from entries or changes made by
a natural person with authorized access to a
Computer System who acts in good faith on
instructions, unless such instructions are
given to that person by a software contractor
or its partner, officer, or employee authorized
by the ASSURED to design, develop, prepare,
supply, service, write or implement programs
for the ASSURED's Computer System; or
i. loss resulting directly or indirectly from the
input of data into a Computer System terminal,
either on the premises of the customer of the
ASSURED or under the control of such a
customer, by a customer or other person who had
authorized access to the customer's
authentication mechanism.

Specific Exclusions
- Applicable To All
Insuring Clauses
Except Insuring
Clauses 1., 4., And
5.
4. This bond does not directly or indirectly cover:
a. loss resulting from the complete or partial
non-payment of or default on any loan whether
such loan was procured in good faith or through
trick, artifice, fraud or false pretenses;
provided, however, this Section 4.a. shall not
apply to INSURING CLAUSE 8.;
b. loss resulting from forgery or any alteration;
c. loss involving a counterfeit provided, however,
this Section 4.c. shall not apply to INSURING
CLAUSE 5. or 6.

Limit Of
Liability/Non-
Reduction And Non-
Accumulation Of
Liability
5. At all times prior to termination of this Bond,
this Bond shall continue in force for the limit
stated in the applicable sections of ITEM 2. of
the DECLARATIONS, notwithstanding any previous
loss for which the COMPANY may have paid or be
liable to pay under this Bond provided, however,
that the liability of the COMPANY under this Bond
with respect to all loss resulting from:
a. any one act of burglary, robbery or hold-up, or
attempt thereat, in which no Employee is
concerned or implicated, or
b. any one unintentional or negligent act on the
part of any one person resulting in damage to
or destruction or misplacement of Property, or
c. all acts, other than those specified in a.
above, of any one person, or
Conditions And
Limitations

Limit Of
Liability/Non-
Reduction And Non-
Accumulation Of
Liability
(continued)
d. any one casualty or event other than those
specified in a., b., or c. above,
shall be deemed to be one loss and shall be
limited to the applicable LIMIT OF LIABILITY
stated in ITEM 2. of the DECLARATIONS of this Bond
irrespective of the total amount of such loss or
losses and shall not be cumulative in amounts from
year to year or from period to period.
All acts, as specified in c. above, of any one
person which
i. directly or indirectly aid in any way wrongful
acts of any other person or persons, or
ii. permit the continuation of wrongful acts of any
other person or persons
whether such acts are committed with or without
the knowledge of the wrongful acts of the person
so aided, and whether such acts are committed with
or without the intent to aid such other person,
shall be deemed to be one loss with the wrongful
acts of all persons so aided.

Discovery
6. This Bond applies only to loss first discovered by
an officer of the ASSURED during the BOND PERIOD.
Discovery occurs at the earlier of an officer of
the ASSURED being aware of:
a. facts which may subsequently result in a loss
of a type covered by this Bond, or

b. an actual or potential claim in which it is
alleged that the ASSURED is liable to a third
party,
regardless of when the act or acts causing or
contributing to such loss occurred, even though
the amount of loss does not exceed the applicable
DEDUCTIBLE AMOUNT, or the exact amount or details
of loss may not then be known.

Notice To Company -
Proof - Legal
Proceedings Against
Company
7. a. The ASSURED shall give the COMPANY notice
thereof at the earliest practicable moment, not
to exceed sixty (60) days after discovery of
loss, in an amount that is in excess of 50% of
the applicable DEDUCTIBLE AMOUNT, as stated in
ITEM 2. of the DECLARATIONS.
b. The ASSURED shall furnish to the COMPANY proof
of loss, duly sworn to, with full particulars
within six (6) months after such discovery.
c. Securities listed in a proof of loss shall be
identified by certificate or bond numbers, if
issued with them.
d. Legal proceedings for the recovery of any loss
under this Bond shall not be brought prior to
the expiration of sixty (60) days after the
proof of loss is filed with the COMPANY or
after the expiration of twenty-four (24) months
from the discovery of such loss.
e. This Bond affords coverage only in favor of the
ASSURED. No claim, suit, action or legal
proceedings shall be brought under this Bond by
anyone other than the ASSURED.

Conditions And
Limitations

Notice To Company -
Proof - Legal
Proceedings Against
Company
(continued)
f. Proof of loss involving Voice Initiated Funds
Transfer Instruction shall include electronic
recordings of such instructions.

Deductible Amount
8. The COMPANY shall not be liable under any INSURING
CLAUSES of this Bond on account of loss unless the
amount of such loss, after deducting the net
amount of all reimbursement and/or recovery
obtained or made by the ASSURED, other than from
any Bond or policy of insurance issued by an
insurance company and covering such loss, or by
the COMPANY on account thereof prior to payment by
the COMPANY of such loss, shall exceed the
DEDUCTIBLE AMOUNT set forth in ITEM 3. of the
DECLARATIONS, and then for such excess only, but
in no event for more than the applicable LIMITS OF
LIABILITY stated in ITEM 2. of the DECLARATIONS.
There shall be no deductible applicable to any
loss under INSURING CLAUSE 1. sustained by any
Investment Company.

Valuation
9. BOOKS OF ACCOUNT OR OTHER RECORDS
The value of any loss of Property consisting of
books of account or other records used by the
ASSURED in the conduct of its business shall be
the amount paid by the ASSURED for blank books,
blank pages, or other materials which replace the
lost books of account or other records, plus the
cost of labor paid by the ASSURED for the actual
transcription or copying of data to reproduce such
books of account or other records.
The value of any loss of Property other than books
of account or other records used by the ASSURED in
the conduct of its business, for which a claim is
made shall be determined by the average market
value of such Property on the business day
immediately preceding discovery of such loss
provided, however, that the value of any Property
replaced by the ASSURED with the consent of the
COMPANY and prior to the settlement of any claim
for such Property shall be the actual market value
at the time of replacement.
In the case of a loss of interim certificates,
warrants, rights or other securities, the
production of which is necessary to the exercise
of subscription, conversion, redemption or deposit
privileges, the value of them shall be the market
value of such privileges immediately preceding
their expiration if said loss is not discovered
until after their expiration. If no market price
is quoted for such Property or for such
privileges, the value shall be fixed by agreement
between the parties.

OTHER PROPERTY
The value of any loss of Property, other than as
stated above, shall be the actual cash value or
the cost of repairing or replacing such Property
with Property of like quality and value, whichever
is less.

Conditions And
Limitations
(continued)

Securities
Settlement
10. In the event of a loss of securities covered under
this Bond, the COMPANY may, at its sole
discretion, purchase replacement securities,
tender the value of the securities in money, or
issue its indemnity to effect replacement
securities.
The indemnity required from the ASSURED under the
terms of this Section against all loss, cost or
expense arising from the replacement of securities
by the COMPANY'S indemnity shall be:
a. for securities having a value less than or
equal to the applicable DEDUCTIBLE AMOUNT - one
hundred (100%) percent;
b. for securities having a value in excess of the
DEDUCTIBLE AMOUNT but within the applicable
LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the
securities;
c. for securities having a value greater than the
applicable LIMIT OF LIABILITY - the percentage
that the DEDUCTIBLE AMOUNT and portion in
excess of the applicable LIMIT OF LIABILITY
bears to the value of the securities.

The value referred to in Section 10.a., b., and c.
is the value in accordance with Section 9,
VALUATION, regardless of the value of such
securities at the time the loss under the
COMPANY'S indemnity is sustained.
The COMPANY is not required to issue its indemnity
for any portion of a loss of securities which is
not covered by this Bond; however, the COMPANY may
do so as a courtesy to the ASSURED and at its sole
discretion.
The ASSURED shall pay the proportion of the
Company's premium charge for the Company's
indemnity as set forth in Section 10.a., b., and
c. No portion of the LIMIT OF LIABILITY shall be
used as payment of premium for any indemnity
purchased by the ASSURED to obtain replacement
securities.

Subrogation -
Assignment -
Recovery
11. In the event of a payment under this Bond, the
COMPANY shall be subrogated to all of the
ASSURED'S rights of recovery against any person or
entity to the extent of such payment. On request,
the ASSURED shall deliver to the COMPANY an
assignment of the ASSURED'S rights, title and
interest and causes of action against any person
or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by
the ASSURED, shall be applied net of the expense
of such recovery in the following order:
a. first, to the satisfaction of the ASSURED'S
loss which would otherwise have been paid but
for the fact that it is in excess of the
applicable LIMIT OF LIABILITY,
b. second, to the COMPANY in satisfaction of
amounts paid in settlement of the ASSURED'S
claim,
c. third, to the ASSURED in satisfaction of the
applicable DEDUCTIBLE AMOUNT, and
Conditions And
Limitations

Subrogation -
Assignment -
Recovery
(continued)
d. fourth, to the ASSURED in satisfaction of any
loss suffered by the ASSURED which was not
covered under this Bond.
Recovery from reinsurance or indemnity of the
COMPANY shall not be deemed a recovery under this
section.

Cooperation Of
Assured
12. At the COMPANY'S request and at reasonable times
and places designated by the COMPANY, the ASSURED
shall:
a. submit to examination by the COMPANY and
subscribe to the same under oath,
b. produce for the COMPANY'S examination all
pertinent records, and
c. cooperate with the COMPANY in all matters
pertaining to the loss.

The ASSURED shall execute all papers and render
assistance to secure to the COMPANY the rights and
causes of action provided for under this Bond.
The ASSURED shall do nothing after loss to
prejudice such rights or causes of action.

Termination
13. If the Bond is for a sole ASSURED, it shall not be
terminated unless written notice shall have been
given by the acting party to the affected party
and to the Securities and Exchange Commission,
Washington, D.C., not less than sixty (60) days
prior to the effective date of such termination.
If the Bond is for a joint ASSURED, it shall not
be terminated unless written notice shall have
been given by the acting party to the affected
party, and by the COMPANY to all ASSURED
Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less
than sixty (60) days prior to the effective date
of such termination.
This Bond will terminate as to any one ASSURED,
other than an Investment Company:
a. immediately on the taking over of such ASSURED
by a receiver or other liquidator or by State
or Federal officials, or
b. immediately on the filing of a petition under
any State or Federal statute relative to
bankruptcy or reorganization of the ASSURED, or
assignment for the benefit of creditors of the
ASSURED, or
c. immediately upon such ASSURED ceasing to exist,
whether through merger into another entity,
disposition of all of its assets or otherwise.
The COMPANY shall refund the unearned premium
computed at short rates in accordance with the
standard short rate cancellation tables if
terminated by the ASSURED or pro rata if
terminated for any other reason.

Conditions And
Limitations

Termination
(continued)
If any partner, director, trustee, or officer or
supervisory employee of an ASSURED not acting in
collusion with an Employee learns of any dishonest
act committed by such Employee at any time,
whether in the employment of the ASSURED or
otherwise, whether or not such act is of the type
covered under this Bond, and whether against the
ASSURED or any other person or entity, the
ASSURED:
a. shall immediately remove such Employee from a
position that would enable such Employee to
cause the ASSURED to suffer a loss covered by
this Bond; and
b. within forty-eight (48) hours of learning that
an Employee has committed any dishonest act,
shall notify the COMPANY, of such action and
provide full particulars of such dishonest act.
The COMPANY may terminate coverage as respects any
Employee sixty (60) days after written notice is
received by each ASSURED Investment Company and
the Securities and Exchange Commission,
Washington, D.C. of its desire to terminate this
Bond as to such Employee.

Other Insurance
14. Coverage under this Bond shall apply only as
excess over any valid and collectible insurance,
indemnity or suretyship obtained by or on behalf
of:
a. the ASSURED,
b. a Transportation Company, or
c. another entity on whose premises the loss
occurred or which employed the person causing
the loss or engaged the messenger conveying the
Property involved.

Conformity
15. If any limitation within this Bond is prohibited
by any law controlling this Bond's construction,
such limitation shall be deemed to be amended so
as to equal the minimum period of limitation
provided by such law.

Change or
Modification
16. This Bond or any instrument amending or affecting
this Bond may not be changed or modified orally.
No change in or modification of this Bond shall be
effective except when made by written endorsement
to this Bond signed by an authorized
representative of the COMPANY.
If this Bond is for a sole ASSURED, no change or
modification which would adversely affect the
rights of the ASSURED shall be effective prior to
sixty (60) days after written notice has been
furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

Conditions And
Limitations

Change or
Modification
(continued)
If this Bond is for a joint ASSURED, no charge or
modification which would adversely affect the
rights of the ASSURED shall be effective prior to
sixty (60) days after written notice has been
furnished to all insured Investment Companies and
to the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 34 of 19
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 35 of 19

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Chubb Group of Insurance Companies DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059
COMPANY ASSET PROTECTION BOND
NAME OF ASSURED (including its Subsidiaries): Bond
Number: 81906663

TAIWAN GREATER CHINA FUND
  FEDERAL INSURANCE
COMPANY
C/O BROWN BROTHERS HARRIMAN & CO. Incorporated
under the laws of Indiana
BOSTON, MA 02109 a stock insurance
company herein called the COMPANY
Capital Center,
251 North Illinois, Suite 1100
Indianapolis, IN
46204-1927

ITEM 1. BOND PERIOD: from  12:01 a.m. on June 12,
2006
to  12:01 a.m. on June 12, 2007
ITEM 2. LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:
If “Not Covered” is inserted below opposite any
specified INSURING CLAUSE, such INSURING CLAUSE and
any other reference shall be deemed to be deleted.
There shall be no deductible applicable to any loss
under INSURING CLAUSE 1. sustained by any Investment
Company.
DEDUCTIBLE
INSURING CLAUSE LIMIT OF
LIABILITY  AMOUNT
1. Employee $ 1,000,000  $ 50,000
2. On Premises $ 1,000,000 $ 50,000
3. In Transit $ 1,000,000 $ 50,000
4. Forgery or Alteration $ 1,000,000 $ 50,000
5. Extended Forgery $ 1,000,000 $ 50,000
6. Counterfeit Money $ 1,000,000 $ 50,000
7. Threats to Person $ NOT COVERED $ NOT COVERED
8. Computer System $ 1,000,000 $ 50,000
9. Voice Initiated Funds Transfer Instruction $
1,000,000 $ 50,000
10 Uncollectible Items of Deposit $ 25,000 $ 5,000
11. Audit Expense $ 25,000 $ 5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE
FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1) Revise Item 2., 2) Delete Valuation-Other Property Endorsement,
3) Compliance with Applicable Trade Sanction Laws, 4) Termination-
Nonrenewal-Notice, 5) Stop Payment Order Or Refusal to Pay Check
Endorsement, 6) Unauthorized Signature Endorsement

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersi
gned by

Authorized Representative

Form 17-02-1320 (Ed. XX-XX) Page 2 of 2
ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

FEDERAL INSURANCE COMPANY
Endorsement No.: 2

Bond Number:  81906663

NAME OF ASSURED:  TAIWAN GREATER CHINA FUND

DELETING VALUATION-OTHER PROPERTY ENDORSEMENT
It is agreed that this Bond is amended by deleting in its entirety the paragraph titled Other Property in Section 9., Valuation.

This Endorsement applies to loss discovered after 12:01 a.m. on
June 12, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: August 8,
2006

By

Authorized
Representative

ICAP Bond
Form 17-02-2437 (Ed. 1-01)

Effective date of
this endorsement: June 12, 2006 FEDERAL INSURANCE COMPANY

Endorsement No.: 3

To be attached to and form a part of Bond
Number:  81906663

Issued to: TAIWAN GREATER CHINA FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: August 8,
2006

By

Authorized
Representative

Form 14-02-9228 (Ed. 4/2004)

FEDERAL INSURANCE COMPANY

Endorsement No: 4

Bond Number: 81906663

NAME OF ASSURED: TAIWAN GREATER CHINA FUND

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1. By adding to Section 13., Termination, the following:
“Termination By The Company
Bonds In Effect For More Than Sixty (60) Days
If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by
providing written notice of cancellation at least sixty
(60) days before the effective date of termination for at
least one of the following reasons:
1. Nonpayment of premium;
2. Discovery of fraud or material misrepresentation in
obtaining this Bond or in the presentation of a claim
thereunder;
3. Discovery of willful or reckless acts or omissions or
violation of any provision of this Bond on the part of the
ASSURED which substantially and materially increases any
hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
4. Conviction of the ASSURED of a crime arising out of acts
increasing the hazard insured against;
5. Material change in the risk which increases the risk of
loss after insurance coverage has been issued or renewed,
except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the
contract was written;
6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would
place the COMPANY in violation of the insurance laws of any
state;
7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the
COMPANY'S policyholders, creditors or the public;
8. Such other reasons that are approved by the Commissioner;
9. Determination by the Commissioner that the COMPANY no
longer has adequate reinsurance to meet the ASSUREDS needs;
10. Substantial breaches of contractual duties, conditions or warranties; or
11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the
Bond.

Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for
any reason by providing written notice of termination at
least sixty (60) days before the effective date of
termination.
Notice Of Termination
Notice of termination under this Section shall be mailed or
delivered, by certified mail, return receipt provided by
the United States Postal Service, to the ASSURED and to the
authorized agent or broker, if any, at least sixty (60)
days prior to the effective date of cancellation at the
address shown on the DECLARATIONS of this Bond.
If this Bond is cancelled for nonpayment of premium, the
COMPANY will mail or deliver, by certified mail, return
receipt provided by the United States Postal Service, a
written notice at least thirty (30) days before the
effective date of cancellation. The cancellation notice
shall contain information regarding the amount of premium
due and the due date, and shall state the effect of
nonpayment by the due date. Cancellation shall not be
effective if payment of the amount due is made prior to the
effective date of cancellation.
All notice of cancellation shall state the reason(s) for
cancellation.
There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or
corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply
with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such
information was provided in good faith and without malice.
Notice Of Nonrenewal
If the COMPANY elects not to renew this Bond, the COMPANY
shall mail or deliver written notice, by certified mail,
return receipt, provided by the United States Postal
Service, to the ASSURED, at his last known address, at
least sixty (60) days before the expiration date or before
the anniversary date, if this Bond has been written for a
term of more than one (1) year. Such notice shall also be
mailed to the ASSURED'S agent or broker, if any.
Such notice shall contain all of the following:
a. Bond Number:
b. Date of Notice;
c. Reason for Cancellation;
d. Expiration Date of the Bond;
e. Effective Date and Hour of Cancellation.
Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to
issue a renewal Bond, the ASSURED has obtained replacement
coverage or has agreed in writing to obtain replacement
coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations
Any unearned premiums which have been paid by the ASSURED
shall be refunded to the ASSURED on a pro rata basis if
terminated by the COMPANY or the ASSURED. The unearned
premiums shall be refunded to the ASSURED within forty-five
(45) days of receipt of the request for cancellation or the
effective date of cancellation, whichever is later.
Conditional Renewal
If the COMPANY offers or purports to renew the Bond, but on
less favorable terms or at higher rates, the new terms or
higher premiums may take effect on the renewal date, if the
COMPANY mails or delivers by certified mail, return receipt
provided by the United States Postal Service, to the
ASSURED, notice of the new terms or premiums at least sixty
(60) days prior to the renewal date. If the COMPANY
notifies the ASSURED within sixty (60) days prior to the
renewal date, the new terms or premiums do not take effect
until sixty (60) days after the notice is mailed or
delivered, in which case, the ASSURED may elect to cancel
the renewal Bond within the sixty (60) day period. If the
COMPANY does not notify the ASSURED of the new terms or
premiums, the COMPANY shall continue the Bond at the
expiring terms and premiums until notice is given or until
the effective date of replacement coverage is obtained by
the ASSURED, whichever occurs first.”
2. It is further understood and agreed that for the purposes of
Section 13., Termination, any occurrence listed in this
Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on
June 12, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: August 8, 2006

By

Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)  Page 1

FEDERAL INSURANCE COMPANY

Endorsement No.: 5

Bond Number:  81906663

NAME OF ASSURED: TAIWAN GREATER CHINA FUND

UNAUTHORIZED SIGNATURE ENDORSEMENT
It is agreed that this Bond is amended as follows:
1. By adding the following INSURING CLAUSE:
12. Unauthorized Signature
Loss resulting directly from the ASSURED having accepted,
paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.
It shall be a condition precedent to the ASSURED'S right of
recovery under this INSURING CLAUSE that the ASSURED shall
have on file signatures of all the persons who are
signatories on such account.
2. By adding to Section 1., Definitions, the following:
r. Instruction means a written order to the issuer of an
Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated
Security be registered.
s. Uncertificated Security means a share, participation or
other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1) not represented by an instrument and the transfer of
which is registered on books maintained for that purpose
by or on behalf of the issuer, and
(2) of a type commonly dealt in on securities exchanges or
markets, and
(3) either one of a class or series or by its terms
divisible into a class or series of shares,
participations, interests or obligations.

t. Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED
authorizing the ASSURED to debit the customer’s account in
the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on
June 12, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: August 8,
2006

By

Authorized
Representative

ICAP Bond
Form 17-02-5602 (Ed. 10-03)  Page 1 of 2

FEDERAL INSURANCE COMPANY

Endorsement No.: 6

Bond Number:  81906663

NAME OF ASSURED: TAIWAN GREATER CHINA FUND

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1. By adding the following INSURING CLAUSE:
“13. Stop Payment Order or
Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
a. complying or failing to comply with notice from any
customer of the ASSURED or any authorized representative of
such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
b. refusing to pay any check or draft made or drawn upon or
against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2. By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE
13
This Bond does not directly or indirectly cover:
a. liability assumed by the ASSURED by agreement under any
contract, unless such liability would have attached to the
ASSURED even in the absence of such agreement,
b. loss arising out of:
(1) libel, slander, wrongful entry, eviction, defamation,
false arrest, false imprisonment, malicious
prosecution, assault or battery,
(2) sickness, disease, physical bodily harm, mental or
emotional distress or anguish, or death of any person, or
(3) discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on
June 12, 2006.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: August 8,
2006

By

Authorized
Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

TAIWAN GREATER CHINA FUND

Certificate of Secretary

I, Amy L Morris, Assistant Secretary of the Taiwan Greater China Fund (the “Trust”), hereby certify on behalf of the Trust as follows:

1.
Submitted herewith is a copy of the most recent received Fidelity Bond (the “Bond”) procured by the Trust, in the amount of $1,000,000 and in the form required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.
Attached hereto as Exhibit A, is a copy of resolutions approving the form and amount of the Bond, unanimously adopted by the Board of Trustees of the Trust, including a majority of such Trustees who are not “interested persons” , as defined in the 1940 Act, of the Trust, at their meeting on June 21, 2006.

3.	The premium with respect to the Bond has been paid for the period from approximately June 12, 2006 to June 12, 2007.

/s/ Amy L. Morris
Amy L. Morris

Dated: August 16, 2006

                                                                                    Exhibit A

TAIWAN GREATER CHINA FUND
RESOLUTIONS

Adopted at the Meeting of
The Board of Trustees on
June 21, 2006

RESOLVED: that the Fidelity Bond (the “Bond”) written by Chubb/Executive Risk Specialty Insurance Company in the amount of $1.0 million covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, is reasonable in form and amount after having given due consideration to, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Trust, the nature of the securities held by the Trust;

RESOLVED:  that the payment of the premium in the amount of $3,000 for the Bond is ratified, approved and confirmed;

RESOLVED: that the Chief Executive Officer of the Trust be, and hereby is, authorized and directed to prepare and file or cause to be prepared and filed the Bond and such other materials deemed necessary and appropriate, in accordance with the requirements of Rule 17g-1 promulgated by the United States Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, as amended.